                                                             Exhibit No. EX-99.7

These shares are held directly by the Irrevocable Deed of Trust of James Kim for
Alexandra Kim Panichello - 12/24/92,  of which the  Co-Trustees  are John T. Kim and Susan Y. Kim,  and are held  indirectly  by Susan Y. Kim as  Co-Trustee  and immediate  family member of, and sharing the same household with,  Alexandra Kim
Panichello,  the  beneficiary  of this trust,  and  indirectly by John T. Kim as
Co-Trustee.